EXHIBIT 99.1

RISK FACTORS

Contained in this exhibit are risk factors related to Learning Tree International, Inc.’s (“Learning Tree”) business. We use the terms “we,” “our,” and “us” to refer to Learning Tree and its subsidiaries.

You should carefully consider the following discussion of various risks and uncertainties, keeping in mind that they are not the only ones that affect us. Additional risks which we do not presently consider material, or of which we are not currently aware, may also have an adverse impact on us.

Among other things, this exhibit contains forward-looking statements that are based on certain assumptions about future risks and uncertainties. We believe that our assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, our actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to those differences include the ones discussed below, as well as those discussed elsewhere in this exhibit and in our filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements.

Common Stock Price Fluctuations

Learning Tree’s common stock price has fluctuated significantly since our initial public offering and may continue to do so in the future.

General Factors. We believe some of the reasons for past fluctuations in the price of our stock have included:

•	announcements of developments related to our business;

•	announcements concerning new products or enhancements by Learning Tree or our competitors;

•	developments in our relationships with our customers;

•	market perceptions of new means of delivering training, such as CD-ROMs or the Internet;

•	variations in Learning Tree’s revenues, gross margins, earnings or other financial results from investors’ expectations;

•	fluctuations in results of our operations and general conditions in the economy, our market, and the markets served by our customers; and

•	delays in introducing new technologies both by our customers and technology vendors.

In addition, prices in the stock market, particularly for technology-related stocks, have been volatile in recent years. In some cases, the fluctuations have been unrelated to the operating performance of the affected companies. As a result, the price of our common stock could fluctuate in the future without regard to our operating performance.

Future Sales of Learning Tree Common Stock. Sales of Learning Tree’s common stock by our officers, directors and employees, especially our founders, could adversely and unpredictably affect the price of our shares. Additionally, the price could be affected even by the potential for sales by these persons. In addition to the approximately 16,662,335 shares outstanding as of December 15, 2005, we have registered a total of 2,686,000 shares of common stock for issuance under our Stock Option Plans. We cannot predict the effect which any future sales of our common stock, or the potential for those sales, will have on our share price.

Fluctuations in Operating Results

Historically, Learning Tree’s operating results have fluctuated, and we expect fluctuations to continue in the future.

Fluctuations in our historical operating results have resulted from many factors, some of which are beyond our control. In the future, these or other factors could have a material adverse impact on Learning Tree’s operating results and cause our stock price to decrease. For example:

Timing of Course Development, and Sales and Marketing Expenditures. We try to adjust our expenditures for course development and sales and marketing to maintain our long-term profitability. This may mean accepting reduced margins in poor economic periods, or depending on our strategic objectives, which generally include an assessment of our expectations for influencing future customer demand, market conditions and other factors. However, we must commit to much of our spending before our attendees enroll in our courses. If revenues fall short of our expectations, we may not be able to adjust our expenditures quickly enough to compensate for lower than anticipated revenues. This could compound the impact of any revenue shortfall and further affect our operating results and the price of our stock.

Course Scheduling and Marketing Activities. The timing and content of our courses and our marketing activities can affect the number of participants who attend our courses. Some of the activities that can contribute to fluctuations in our operating results include:

•	the frequency of our course events;

•	the number of weeks during which our courses can be conducted in a quarter;

•	the timing, timely delivery, frequency and size of, and the response to, our direct mail marketing and advertising campaigns;

•	the timing of introduction of new course titles;

•	the average length of courses, based on the current mix of course titles, which affects the average revenue per attendee; and

•	the mix between course events held at customer-sites and course events held in our education centers and hotels due to differing gross profit margins.

Seasonal Factors. Our quarterly revenues and income may fluctuate due to the seasonal spending patterns of our customers, which are affected by factors such as:

•	their budgetary considerations;

•	factors specific to their business or industry; and

•	weather, holiday and vacation considerations.

Use of Accounting Estimates. The preparation of our financial statements in conformity with “Generally Accepted Accounting Principles” requires us to make estimates and assumptions in calculating our financial results. As one example, we currently offer our customers a multiple-course sales discount referred to as a Training Passport. A Training Passport allows an individual passport holder to attend up to a specified number of Learning Tree courses over a one-year period for a fixed price. For a Training Passport, the amount of revenue we recognize for each attendance in one of our courses is based upon the selling price of the Training Passport, the list price of the course taken and our estimate of the average number of courses a Passport holder will actually attend. Upon expiration of a Training Passport, we record the difference, if any, between the revenue previously recognized and the Training Passport selling price. For example, if a Passport holder attends more courses than we had estimated, we make a negative adjustment to revenues. We base our estimate of the average number of course events that a Training Passport holder will attend on historical trends that may change in the future. If average Training Passport attendance rates were to increase, we would have to make negative adjustments to our revenue, which could be significant. For a summary of some of our key accounting estimates, please see our “Critical Accounting Policies” in our Management’s Discussion and Analysis.

Changing Regulation of Corporate Governance and Public Disclosure. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment require the commitment of significant financial and managerial resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

New Accounting Rules or Standards. The Financial Accounting Standards Board, Securities and Exchange Commission or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that we presently apply. Such new accounting rules or standards could require significant changes from the way we currently report our financial position, operating results or cash flows. Such changes could be applied on a cumulative or prospective basis. In addition, compliance with new accounting rules or standards may require changes to our current systems and processes which could be time-consuming and expensive.

Introductions and Adoption of New Technology. Our customers tend to increase their training at times when new technology is being introduced. During periods when no important new technologies are being introduced, demand for our training courses may decrease, and it could have a material adverse effect on our operating results and stock price.

Other Factors. Other factors that may affect our operating results include:

•	competitive forces within our current and anticipated future markets;

•	our ability to attract customers and meet their expectations;

•	currency fluctuations and other risks inherent in international operations;

•	general economic conditions;

•	differences in the timing of our spending on the marketing of our courses, as well as the timing of our spending on the development of our courses and other areas; and

•	excess capacity and/or unused space in our education centers and/or administrative office facilities, and our ability to sublease or find other uses for it.

All or any of these and similar factors could result in our operating results differing substantially from the expectations of public market analysts and investors, which would likely have a material adverse impact on our stock price.

Risks Associated with Technology Changes

If we do not adequately anticipate or respond to changes in technology, it could have a material adverse effect on our operating results and stock price.

Changes in technology can affect our business in at least two principal ways. First, we must anticipate and keep pace with the introduction of new hardware, software and networking technologies and develop courses that effectively train customers in the technologies which they will be using. Second, we must adapt to changes in the technologies by which we can deliver training to our customers’ employees. As a result of technology developments, we may have to make substantial and unanticipated expenditures to develop new course titles, or buy new equipment or invest in further course development software and processes to deliver them. Further, we may not adequately anticipate or respond successfully to technological changes for many reasons, including misjudging the impact of technological changes, as well as financial, technological or other constraints. If we do not adequately anticipate or respond to changes in computer platforms, customer preferences or software technology, it would likely have a material adverse impact on our operating results and stock price.

Competition

If our customers decide that they prefer training offered by new or existing competitors, it could have a material adverse effect on our operating results and stock price.

The IT and management training markets are highly fragmented, with low barriers to entry. No single competitor holds a dominant market share. We face intense competition from both established entities and new entries in the market. Our primary competitors include:

•	internal training departments within our current and potential clients;

•	computer hardware and software vendors and their Authorized Training and Education Center partners;

•	independent education and training companies;

•	academic providers; and

•	software systems integrators.

Some of our competitors offer similar course titles and programs at lower prices. In addition, some competitors have greater financial and other resources than Learning Tree. In recent years, we have faced increased competition from companies that offer courses using materials prepared by computer hardware and software vendors. Some of these companies, known as Authorized Training and Education Centers, have been growing in size and expanding the scope of their operations. Additionally, hardware and software vendors, as well as software systems integrators, may combine IT education and training with sales of their products or other services, which could allow them to offer training at lower prices than we do. Furthermore, future consolidation of IT vendors or training companies could have a material impact on our future operations.

The risk of outsourcing of corporate IT administration and software development overseas to countries or firms not currently served by Learning Tree could have a material impact on our future operations.

Although instructor-led classroom training continues to dominate the worldwide IT and management training markets, technology-based education and training formats, such as Internet-based distance learning, are gaining some acceptance. Accordingly, our future results may also depend on the extent to which the market will continue to accept instructor-led IT and management training and on our ability to develop and market instructor-led courses that compete effectively against technology-based courses offered by our competitors.

Risks Associated with International Operations

If we do not adequately anticipate and respond to the risks inherent in international operations, it could have a material adverse effect on our operating results and stock price.

More than half of our annual revenues are generated by courses conducted outside the United States.

Foreign Currency Fluctuations. Our consolidated financial statements are prepared in U.S. dollars, while the operations of our foreign subsidiaries are conducted in their respective local currencies. Consequently, changes in exchange rates can unpredictably and adversely affect our consolidated operating results, and could result in exchange losses. We do not hedge against the risks associated with fluctuations in exchange rates. Although we may use hedging techniques in the future, we may not be able to eliminate or reduce the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price.

Other Risks Associated with International Operations. Additionally, our financial results may be adversely affected by other international risks, such as:

•	difficulties in translating our courses into foreign languages;

•	international political and economic conditions;

•	changes in government regulation in various countries;

•	trade barriers;

•	difficulty in staffing our foreign offices, and in training and retaining foreign instructors;

•	adverse tax consequences; and

•	costs associated with expansion into new territories.

We expect that international revenues will continue to be a significant portion of our total revenues. If we do not anticipate and respond to the risks associated with international operations, it could have a material adverse effect on our operating results and stock price.

Dependence on Key Personnel

If we are unable to recruit and retain qualified personnel, it could have a material adverse effect on our operating results and stock price.

Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations. It is also very important that we attract and retain highly skilled personnel, including course instructors, to accommodate growth, new course titles and to replace personnel who leave. Competition for qualified personnel can be intense, especially in information technology industries, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to recruit, train and retain instructors and employees. If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.

Risks Associated with Intellectual Property

If substantial unauthorized use of Learning Tree’s courses occurs or if we must defend against infringement claims, it could have a material adverse effect on our operating results and stock price.

Our success depends in part on our ability to protect our intellectual property and confidential information. Our course development process and course titles are proprietary and we rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect those proprietary rights. Our course materials generally do not include any mechanisms to prohibit or prevent unauthorized use. As a result, someone could copy or otherwise obtain and use our course materials without authorization, either for educational use or to develop competing courses. In addition, we operate in countries that do not provide protection of proprietary rights to the same extent as the United States. Finally, our intellectual property rights will not prevent competitors from independently developing similar course titles or delivery methods. If substantial unauthorized use of Learning Tree’s products were to occur, our business and results of operations could be materially adversely impacted.

We may also have to defend against claims that our current or future courses infringe on the proprietary rights of others. If such a claim succeeded, we might have to change or eliminate courses, and could be required to pay damages or royalties. In addition, litigation over intellectual property rights, whether brought by us or by someone else, could be time-consuming and expensive, even if we were ultimately to succeed. Accordingly, defending and prosecuting these claims could have a material adverse effect on our operating results and stock price.

Risks Associated with Laws and Regulations

Laws and regulations can affect Learning Tree’s operations and may limit our ability to operate in certain states.

Providers of educational programs to the public must comply with many laws and regulations of Federal, state and international governments. Generally, Learning Tree is exempt from that type of regulation because we contract with the employer of the participants in our courses, and we do not participate in any Federal or state student aid or loan programs. However, state laws and regulations targeting educational providers could affect Learning Tree’s operations in the future and could limit our ability to obtain authorization to operate in certain states. If Learning Tree had to comply with, or was found in violation of, a state’s current or future licensing or regulatory requirements, we could be subject to civil or criminal sanctions, including monetary penalties, we could also be barred from providing educational services in that state. In addition, laws and regulatory decisions in many areas other than education could also adversely affect our operations. Complying with current or future legal requirements could have a material adverse effect on our operating results and stock price.

Control by Management

Senior management has significant influence over Learning Tree’s policies and affairs and may be in a position to determine the outcome of corporate actions.

As of December 15, 2005, Learning Tree’s executive officers and directors collectively own approximately 47% of its outstanding shares of common stock. As of that date, Dr. Collins, Learning Tree’s Chairman of the Board of Directors, beneficially owned approximately 23% of Learning Tree’s outstanding shares of common stock. Mr. Garen, Learning Tree’s Vice Chairman of the Board of Directors, beneficially owned approximately 22% of Learning Tree’s outstanding shares of common stock as of December 15, 2004. Consequently, senior management, and Dr. Collins and Mr. Garen in particular, have significant influence over Learning Tree’s policies and affairs and may be in a position to determine the outcome of corporate actions requiring stockholder approval. These may include, for example, the election of directors, the adoption of amendments to our corporate documents and the approval of mergers and sales of our assets.

Risks Associated with Possible Acquisitions and Other Strategic Transactions

If we cannot successfully implement any future acquisitions or other strategic transactions, it could have a material adverse effect on our operating results and stock price.

On occasion, we evaluate business opportunities and other strategic transactions that appear to fit within our overall business strategy. We could decide to pursue one or more of these opportunities by acquisition or internal development. Acquisitions and other strategic transactions involve many risks, including:

•	the difficulty of integrating acquired technologies, operations and personnel with our existing operations;

•	the difficulty of developing and marketing new products and services;

•	the diversion of our management’s attention as a result of evaluating, negotiating and integrating acquisitions or new business ventures;

•	our exposure to unforeseen liabilities of acquired companies; and

•	the loss of key employees of an acquired operation.

In addition, an acquisition or other strategic transactions could adversely impact cash flows and/or operating results, and dilute shareholder interests, for many reasons, including:

•	charges to our income to reflect the amortization of acquired intangible assets;

•	write-offs for the impairment of the carrying value of goodwill or other intangible assets;

•	interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture; and

•	any issuance of securities in connection with an acquisition or other strategic transactions which dilutes or lessens the rights of current Learning Tree common stockholders.

We have had no significant experience in executing and implementing acquisitions. Although we have implemented other strategic transactions, those ventures have not always been successful, and we may not succeed in the future. The risks associated with acquisitions and other strategic transactions could have a material adverse impact on our operating results and stock price.

Risks Associated with Changing Economic Conditions

General domestic and international economic conditions could have a material adverse effect on our operating results and stock price.

Domestic and/or International Economic Downturns. A significant part of our revenues comes from Fortune 1000-level companies, and their international equivalents, and government organizations. During weak economic conditions, our growth rate generally slows. If the domestic and/or international economy continues to weaken, the demand for our services could decline further. This could have a material adverse effect on our operating results and stock price.

Industry-Specific Slowdowns. Our customers generally operate in the finance, computer, communications, electronics, systems integration, aerospace, government and military, manufacturing and energy sectors. If one or more of these industries experiences a slowdown, it could have a material adverse effect on our operating results and stock price.

Globalization Issues. Our operations are concentrated in Europe and North America, which have traditionally been the centers of IT development and implementation. In recent years, there has been increasing IT activity in other parts of the world, such as China and India. If this trend adversely affects IT jobs in regions in which Learning Tree has its principal operations, it could have a material adverse effect on our operating results and stock price.

Anti-Takeover Provisions

Certain provisions of Learning Tree’s Restated Certificate of Incorporation, our Bylaws and Delaware law could adversely impact the interests of Learning Tree’s stockholders.

Certain provisions of Learning Tree’s Restated Certificate of Incorporation, our Bylaws and Delaware law could, together or separately, discourage, delay or prevent a third party from acquiring Learning Tree, even if doing so might benefit our stockholders. These provisions may also affect the price investors would receive for their shares of Learning Tree’s common stock. Some examples of these provisions in Learning Tree’s Restated Certificate of Incorporation and Bylaws are:

•	the division of our board of directors into three classes;

•	the right of our board of directors to issue preferred stock with rights and privileges which are senior to the common stock, without prior stockholder approval;

•	certain limitations of the rights of stockholders to call a special meeting of stockholders; and

•	the prohibition of stockholder actions by written consent.

Natural Disasters, External Strikes, Acts of War or Terrorism and Other External Events

Since our founding in 1974, various natural disasters, external labor disruptions, acts of war or terrorism and other adverse external factors have impaired our ability to conduct our business, resulted in the loss of revenue or otherwise affected our operating results. When these or other external events occur in the future, they could have a material adverse effect on our operating results and stock price.

Natural Disasters. Natural disasters can affect our business. For example, severe weather has at times prevented our course participants from traveling to our courses. In these situations, we try to transfer the course participants to later courses, but we may still lose some potential revenue. Similarly, both weather and floods have also disrupted the printing and transportation of the catalogs we use in our direct mail campaigns. The resulting delays in our mailings may reduce or delay the revenue we realize from courses listed in those catalogs.

External Strikes. We have had to react to postal, transportation and other strikes in the countries where we operate. Postal strikes delay or reduce the delivery of our direct mail marketing materials, which may result in reduced enrollments in upcoming course events. Transportation strikes can make it difficult for our course participants or our instructors to reach course facilities. Although we try to employ strategies to mitigate the impact of external strikes, these alternative means are rarely completely effective and generally increase our costs.

Acts of War or Terrorism. Threats or acts of war or terrorism can adversely affect our business. The terrorist attacks in the United States on September 11, 2001, the declaration of war by the United States against terrorism, and continuing hostilities in the Middle East have created significant instability and uncertainty in the world. These and future events may have a material adverse effect on world financial markets, including financial markets in the United States. In addition, threats or acts of war or terrorism can cause course participants to be reluctant to, or prevented from, traveling to our course facilities resulting in lower attendance rates. Additionally, our direct mail marketing materials may be delayed or disrupted from reaching our customers; and suppliers and service providers may be unable to provide required services or materials. These impacts could happen after we have committed to all the costs of our course, so that we would be unable to adjust our cost structure to reflect the changes in revenues caused by these events, which could materially and adversely affect our operating results and stock price.

Other External Factors. Other factors outside our control can affect our operations, including those related to our suppliers and service providers. For example, disruptions of telephone networks can prevent customers from enrolling in our courses; disruptions in transportation services can prevent customers from reaching our facilities, and power outages can prevent us from delivering courses. Similarly, if commodities (for example, the paper used in the printing of our catalogs) that we or our customers need become scarce or more expensive, our operations may be adversely affected.